UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Greetings everyone,

We are very happy to inform you that today, May 10th, the Public Purchase Offer (PPO) is being launched. This is the last step remaining to materialize the merger between LAN and TAM that we began formally in August 2010.

Today we are in the final stretch of this merger, after obtaining all approvals from the different international authorities that will allow us to form the LATAM Airlines Group.

This milestone marks the start of a defined timetable. The PPO is scheduled to end on June 12th, provided the closing conditions are fulfilled. The most important of those conditions is that at least 95% of the TAM shareholders accept the offer, including TAM’s actual controllers. Once the PPO and following last formal processes close, Legal Day 1 will be June 15th, when we will formally become one single airline group under the name of LATAM Airlines Group.

It is with profound joy that we emphasize how important this great step is, of which we are all a part. Each of us, in both companies, has made a valuable contribution to the story of collaboration uniting us today.

We have not only been witness to, but also protagonists and active participants in realizing, a great dream that will open the door to huge opportunities for growth and development. Let us live it with the same enthusiasm, energy and commitment that have brought us to this point.

Many thanks to all! Muito obrigado a todos vocês!

Affectionately yours,

Enrique Cueto	María Claudia Amaro
LAN CEO	Chairman of the Board of TAM S.A

Ignacio Cueto	Mauricio Amaro
LAN President and COO	Vice-Chairman of the Board of TAM S.A.

*** For further information on the PPO and this transaction, visit the investor information section at www.lan.com and at www.tam.com.br. You can also click here to open a document of questions and answers on the PPO that we have prepared specially for you.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

QUESTIONS & ANSWERS ON THE PPO

1.	What does PPO mean?

A PPO is a public offer made for shares in a company. In a PPO, an offer is made to shareholders in that company to sell their shares in exchange for money or for shares in the company making the offer. In our case, LAN is offering the TAM shareholders an exchange of their shares in TAM for shares in LAN.

2.	Why is a PPO required for the merger?

This is a legal mechanism that must be used to make an offer to buy shares in an exchange-traded company.

3.	Does a PPO mean that all necessary prior authorizations are in place?

Yes. This means that all necessary prior authorizations have been obtained.

4.	Why are the shareholders in TAM buying shares in LAN and not the opposite?

More important than who buys whose shares is that starting Legal Day One, the shareholders in both companies will become owners of one same company, in this case LAN, which will change its name to Latam Airlines Group S.A. They would have become co-owners even if TAM would have been the buyer. In the particular case of this merger transaction, it was more convenient and simpler legally for LAN to be the one making the purchase offer.

5.	How long will this PPO last?

The PPO will last for 33 calendar days, meaning from May 10th to June 12th. In the unlikely event that one of the conditions for the success of the PPO is not met, it can be extended for another 10 days after June 12th.

6.	What will the corporate structure and percentage ownership interests be after this PPO ends?

The shareholders in Latam Airlines Group S.A., the new name of LAN, will be all the actual shareholders in LAN and TAM. The Cueto Family will hold approximately 24% of LATAM’s shares and the Amaro Family approximately 13.6%, and the remainder will be held by minority shareholders in Chile, Brazil and the United States.

7.	What are the different possible scenarios? (conditions for success or failure)

Notwithstanding the disclosures made January 19 and December 21, 2011, the PPO will be declared a success if the conditions are met for the businesses of LAN and TAM to continue, meaning basically that both companies continue to operate normally and at least 95% of the TAM shareholders accept the offer. In the unlikely event that one of these conditions is not met, it can be waived and the offer extended for another 10 days. If all other conditions continue to be met at the end of that period, then the Offer will have been a success. If any other condition is not met by the end of that 10-day period, then the offer will have failed.

8.	Once the PPO concludes, how is Legal Day One determined?

Legal Day One starts 3 business days after the offer concludes on June 12th, meaning that Legal Day One will be June 15th.

9.	What happens between the date when the PPO ends and Legal Day One?

The TAM shares are exchanged for LAN shares in Brazil and the United States. This exchange takes 3 days. The transaction will be formally closed once the TAM shareholders have their Latam shares.

10.	What makes Legal Day One important?

That day we will become one single economic entity, we will no longer be competitors and we can work together. However, both companies will continue to operate separately under their trademarks. Therefore, please remember that until Legal Day One, we must protect our confidential information and keep operating as separate businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Executive Officer